Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces 2011 Second Quarter Results
—Highlights—
•	Q2 Orders increased 29% versus Q2 2010
•	Q2 Backlog is $293 million versus $217 million at year end 2010
•	Q2 Operating Income of $8.9 million versus $2.5 million in Q2 2010
•	Earnings per share from continuing operations of $0.09

•	Net Debt reduced $10 million during Q2
Oak Brook, Ill., August 4, 2011 — Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today earnings per share from continuing operations of $0.09 for the second quarter and income from continuing operations of $5.7 million on net sales of $204.5 million. For the same period of 2010, the Company reported a loss per share from continuing operations of $(0.01) and a loss from continuing operations of $(0.5) million on net sales of $195.6 million.
Year to date, the Company reported earnings per share of $0.01 from continuing operations on net sales of $378.1 million compared to a loss per share from continuing operations for the same period of 2010 of $(0.09) on net sales of $360.2 million. The year over year favorable increase is primarily related to an increase in net sales of $17.9 million and the absence of restructuring charges of $4.0 million and acquisition and integration costs of $3.7 million which were incurred in 2010.
For the second quarter of 2011, the Company recorded a tax benefit of $0.4 million on income before income taxes of $5.3 million compared to a tax benefit of $0.7 million on a loss before income tax of $1.2 million in the same period in prior year. The 2011 tax benefit was primarily related to the tax valuation allowance adjustments originally recorded in the fourth quarter of 2010.
The Company recorded net income of $6.0 million in the second quarter of 2011 compared to net loss of $(2.7) million, including a loss from discontinued operations, net of income tax benefit, of $(2.2) million in the same prior year period. Year to date, net income is $0.7 million compared to a net loss of $(7.7) million in 2010.
Dennis J. Martin, President and Chief Executive Officer, stated, “I am pleased to report that we experienced continued improvement in our businesses in the second quarter. Revenues and profits increased significantly versus Q1, and both were above year-ago levels. In addition, the positive trend in orders is an encouraging sign for continued improvement in the second half of 2011 and into 2012. Orders were up 29% in second quarter 2011 compared to the same period last year, and have increased sequentially from $170 million in Q3 of last year to $241 million in the current quarter.”
Mr. Martin continued, “We are making good progress toward our goals of driving margin and cash flow improvement across all of the businesses in our portfolio. We achieved double-digit operating margins in our ESG and SSG divisions in the quarter, and we expect Bronto’s strong order backlog and production efficiency efforts to generate double-digit margins in the second half of the year. We are beginning to see traction at our FSTech business, with significant recent contract wins both domestically and internationally. Our focus on cash flow enabled us to reduce our net debt by $10 million in the quarter. While we still have work to do, I feel confident that we are definitely on the right track.”
GROUP RESULTS
Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results for the three and six months ended June 30, 2011 and 2010, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$59.9	$54.5	$5.4	$113.5	$115.0	$(1.5)
Net sales	56.3	56.8	(0.5)	109.0	108.9	0.1
Operating income	6.3	5.8	0.5	11.5	10.5	1.0
Operating margin	11%	10%	1%	11%	10%	1%
Depreciation and amortization	$1.1	$0.9	$0.2	$2.2	$1.9	0.3
•
Orders of $59.9 million for the quarter were up over the prior year by 10% and year to date orders of $113.5 million were down slightly. U.S. orders for the quarter were down due to weakening in the municipal police markets. Year to date, U.S. orders are down 3%. Non-U.S. orders were up for the quarter as a result of industrial demand and favorable currency impacts. Year to date non-U.S. orders were down slightly, offset by favorable currency rates.

•
Net sales of $56.3 million for the quarter were down slightly from the prior year and year to date net sales were flat relative to the prior year. U.S. sales were favorable during the quarter and year to date as a result of favorable product mix and increased demand for industrial products. Non-U.S. sales were down for the quarter and year to date due to weak municipal market demand, partially offset by strong industrial exports and favorable currency impacts.

•
For the second quarter, operating income increased from the prior year by $0.5 million. A reduction in sales volume was offset by favorable restructuring costs between the quarter comparisons. Year to date, operating income increased by $1.0 million due to the absence of restructuring costs in 2011.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results for the three and six months ended June 30, 2011 and 2010, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$30.6	$19.7	$10.9	$66.8	$51.4	$15.4
Net sales	24.7	29.6	(4.9)	45.9	54.4	(8.5)
Operating income	0.7	2.8	(2.1)	1.5	3.6	(2.1)
Operating margin	3%	9%	(6%)	3%	7%	(4%)
Depreciation and amortization	$0.6	$0.5	$0.1	$1.2	$1.0	$0.2
•
Orders for the second quarter increased $10.9 million, or 55% with strong order growth in the industrial market. European fire-lift market orders increased 48% over second quarter 2010. Industrial orders in the U.S. are up $1.7 million over the same quarter for the prior year. Year to date orders are up $15.4 million, or 30%, due to improvement in the fire-lift markets. In addition, the industrial market has begun to recover from the previous global economic recession.

•
Net sales declined in the current quarter by 17% over the previous year as a result of a low order backlog due to slower demand in Western Europe, offset by increases in the industrial market. Year to date, net sales were down 16% as result of weak backlog from previous quarters in Western Europe, offset by $2.7 million increase in the U.S. industrial market.

•
Operating income for the second quarter and year to date was down $2.1 million from the same three month and six month period in 2010 primarily as a result of lower sales volumes. Unit margins were unfavorably impacted by mix changes between the fire-lift product and industrial sales.

Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results for the three and six month periods ended June 30, 2011 and 2010, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$117.0	$77.0	$40.0	$216.8	$164.6	$52.2
Net sales	94.6	84.5	10.1	171.0	154.5	16.5
Operating income	9.2	7.4	1.8	10.1	11.2	(1.1)
Operating margin	10%	9%	1%	6%	7%	(1%)
Depreciation and amortization	$1.3	$1.1	$0.2	$2.5	$2.3	$0.2
•
Orders of $117.0 million in the second quarter were up 52% compared to the same quarter in 2010. U.S. orders have increased $34.4 million from the prior year period with municipal sewer cleaners up $9.9 million, street sweepers up $9.1 million, industrial vacuum trucks up $10.5 million, and waterblasting orders up $3.5 million. Non-U.S. orders were up $5.6 million from the prior year period. Year to date orders of $216.8 million were up from the previous year by $52.2 million, or 32%. U.S. orders were up 29%, or $38.7 million, from the prior year primarily as a result of increases in industrial vacuum cleaners of $27.7 million, municipal sewer cleaners of $5.5 million, and street sweepers of $2.9 million. Non-U.S. orders were up 40%, or $13.5 million, from the prior year.

•
Net sales in the second quarter were up 12% over the prior period. Unit shipments for sewer cleaners, vacuum trucks, and waterblasters were favorable from the prior year as a result of increased new orders and improved mix between industrial and municipal. Year to date net sales are up from the prior year by 11% primarily due to sewer cleaners, vacuum trucks and waterblasting units offset by less sweeper units.

•
Operating income for the second quarter was up 24% primarily due to increased sales volumes and benefits from 2010 cost reduction activities. The result was an improved operating margin of 9.7% compared 8.8% reported in the same quarter for 2010. Year to date operating income is down $1.1 million due to increased costs with the final deployment of a common Enterprise Resource Planning (“ERP”) system in the first quarter of 2011. In the second quarter, the Company has begun to recover from the disruption in productivity and profitability pertaining to the deployment of the ERP system, as evidenced by the improved operating margins.

Federal Signal Technologies
The following table summarizes the Federal Signal Technology Group’s operating results for the three and six months ended June 30, 2011 and 2010, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$33.4	$35.8	$(2.4)	$53.5	$54.7	$(1.2)
Net sales	28.9	24.7	4.2	52.2	42.4	9.8
Operating loss	(1.5)	(3.4)	1.9	(5.0)	(6.0)	1.0
Operating margin	(5%)	(14%)	9%	(10%)	(14%)	4%
Depreciation and amortization	$2.5	$2.1	$0.4	$5.1	$3.6	$1.5
•
Orders were down $2.4 million in the three months ended June 30, 2011 compared to the prior year. U.S. orders were down $4.2 million primarily related to the absence of a large parking system project in 2010. Non-U.S. orders were up 24%, or $1.8 million, in the quarter. Year to date orders of $53.5 million are down 2% from the prior year. U.S. orders were down $1.8 million from the prior year primarily due to the absence of the 2010 parking system project, partially offset by the recently acquired businesses. Non-U.S. orders were up $0.6 million as a result of the recently acquired businesses, offset with a decline in ALPR camera orders.

•
Net sales increased 17%, or $4.2 million, in the quarter primarily resulting from increased revenue from radio frequency identification systems, partially offset by the reduction of parking system sales. Year to date net sales were favorable to the prior year revenue by 23%, or $9.8 million, resulting from additional revenue from the recently acquired businesses and second quarter favorability in the radio frequency identification systems.

•
Operating losses of $1.5 million were recognized in the second quarter which was an improvement over the same quarter last year by $1.9 million. This improvement was primarily related to improved net sales volumes and the absence of one-time facility restructuring charges incurred in 2010. Year to date operating loss of $5.0 million is favorable to prior year losses of $6.0 million. Improvements in operating activities were a result of improved sales volume and one time 2010 expenses related to facility restructuring.

CORPORATE EXPENSES
•
Corporate expenses decreased to $5.8 million for the second quarter of 2011 compared to $10.1 million in the second quarter of 2010. The decrease was due to $4.3 million in lower expenses associated with legal and trial costs pertaining to the Company’s firefighter hearing loss litigation and an absence of $1.1 million expenses associated with the acquisitions of Sirit and VESystems and the related integration activities at Federal Signal Technologies in 2010, partially offset by an increase in insurance costs of $0.9 million.

•
Corporate expenses for the six months ended June 30, 2011 were $10.4 million and $18.3 million for the comparable period in 2010. The decrease was attributable to $5.1 million lower expenses associated with legal and trial costs from the Company’s firefighter hearing loss litigation and an absence of $3.7 million expenses associated with the acquisitions of Sirit and VESystems and integration activities at Federal Signal Technologies in 2010, offset by an increase in insurance costs of $1.0 million.

•
Corporate expenses included depreciation and amortization expense of $0.2 million and $0.4 million for the three and six months ended June 30, 2011, respectively, and $0.2 million and $0.4 million for the comparable periods in 2010, respectively.

CURRENT MATURITY OF LONG TERM DEBT
•
At June 30, 2011, the $190.0 million of debt outstanding under the Company’s Revolving Credit Facility has been classified as current liability based on the April 2012 maturity date. It is the Company’s intention to refinance the debt under the Revolving Credit Facility into senior secured long term notes combined with an asset-based lending facility before December 31, 2011.

CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, August 4, 2011 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com
# # #

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share data)	2011	2010	2011	2010
Net sales	$204.5	$195.6	$378.1	$360.2
Costs and expenses
Cost of sales	152.8	144.4	284.9	268.7
Selling, engineering, general and administrative	42.8	43.9	87.1	82.8
Goodwill impairment	—	—	(1.6)	—
Acquisition and integration related costs	—	1.1	—	3.7
Restructuring charges	—	3.7	—	4.0

Operating income	8.9	2.5	7.7	1.0
Interest expense	3.8	3.2	7.0	6.1
Other (income) expense, net	(0.2)	0.5	—	1.4

Income (loss) before income taxes	5.3	(1.2)	0.7	(6.5)
Income tax benefit (expense)	0.4	0.7	(0.3)	2.0

Income (loss) from continuing operations	5.7	(0.5)	0.4	(4.5)
Income (loss) from discontinued operations and disposal, net of income tax benefit (expense) of $0.0, $1.0, ($0.1), and $1.2, respectively	0.3	(2.2)	0.3	(3.2)

Net income (loss)	$6.0	$(2.7)	$0.7	$(7.7)

COMMON STOCK DATA:
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.09	$(0.01)	$0.01	$(0.09)
Earnings (loss) from discontinued operations and disposal	0.01	(0.04)	—	(0.06)

Earnings (loss) per share	$0.10	$(0.05)	$0.01	$(0.15)

Weighted average common shares outstanding:
Basic	62.2	57.1	62.2	53.0
Diluted	62.2	57.2	62.2	53.1
Cash dividends per share of common stock	$—	$0.06	$—	$0.12

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	June 30,	December 31,
(in millions, except per share data)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$14.3	$62.1
Accounts receivable, net of allowances for doubtful accounts of $3.5 million and $2.8 million, respectively	113.1	100.4
Inventories, net	123.5	119.6
Other current assets	19.0	17.9

Total current assets	269.9	300.0
Properties and equipment, net	63.6	63.2
Other assets
Goodwill	316.3	310.4
Intangible assets	83.1	84.4
Deferred charges and other assets	2.9	3.4

Total assets of continuing operations	735.8	761.4
Assets of discontinued operations, net	3.0	3.1

Total assets	$738.8	$764.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$9.5	$1.8
Current portion of long-term borrowings and capital lease obligations	190.3	76.2
Accounts payable	58.0	53.5
Accrued liabilities
Compensation and withholding taxes	17.4	21.2
Customer deposits	11.0	10.2
Deferred revenue	11.1	12.4
Other	29.4	39.3

Total current liabilities	326.7	214.6
Long-term borrowings and capital lease obligations, less current portion	34.1	184.4
Long-term pension liabilities	40.0	41.3
Deferred gain	22.5	23.5
Deferred tax liabilities	50.9	45.8
Other long-term liabilities	16.0	15.8

Total liabilities of continuing operations	490.2	525.4
Liabilities of discontinued operations	14.3	18.2

Total liabilities	504.5	543.6
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 63.0 million shares issued, respectively	63.1	63.0
Capital in excess of par value	166.6	164.7
Retained earnings	51.3	50.6
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.1)	(15.8)
Accumulated other comprehensive loss	(30.6)	(41.6)

Total shareholders’ equity	234.3	220.9

Total liabilities and shareholders’ equity	$738.8	$764.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six months ended
	June 30,
(in millions)	2011	2010
Operating activities
Net income (loss)	$0.7	$(7.7)
Adjustments to reconcile net income (loss) to net cash used for operating activities:
(Gain) loss on discontinued operations and disposal	(0.3)	3.2
Depreciation and amortization	11.4	9.2
Stock-based compensation expense	1.3	2.2
Goodwill impairment	(1.6)	—
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies	(15.3)	(13.1)

Net cash used for continuing operating activities	(3.8)	(6.2)
Net cash used for discontinued operating activities	(1.7)	(1.7)

Net cash used for operating activities	(5.5)	(7.9)
Investing activities
Purchases of properties and equipment	(7.3)	(6.5)
Proceeds from sales of properties, plant and equipment	0.9	1.2
Payments for acquisitions, net of cash acquired	—	(97.3)

Net cash used for continuing investing activities	(6.4)	(102.6)

Net cash used for investing activities	(6.4)	(102.6)
Financing activities
(Reduction) increase in debt outstanding under revolving credit facilities	(24.6)	61.1
Proceeds on short-term borrowings	33.0	7.6
Payments on short-term borrowings	(25.4)	—
Payments on long-term borrowings	(11.4)	(35.0)
Payments of debt amendment fees	(2.1)	—
Cash dividends paid to shareholders	(3.7)	(6.7)
Proceeds from equity offering, net of fees	—	71.0
Other, net	(0.2)	0.3

Net cash (used for) provided by continuing financing activities	(34.4)	98.3
Net cash (used for) discontinued financing activities	—	(0.4)

Net cash (used for) provided by financing activities	(34.4)	97.9
Effects of foreign exchange rate changes on cash and cash equivalents	(1.5)	4.7

Decrease in cash and cash equivalents	(47.8)	(7.9)
Cash and cash equivalents at beginning of period	62.1	21.1

Cash and cash equivalents at end of period	$14.3	$13.2